

NO ACT
P.E 3-12-03
0-24813

Act 34
15(d)

3-18-03

March 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Insilco Holding Co. (the "Company")
Incoming letter dated March 12, 2003

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Company does not file periodic reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, until such time as the liquidation of the Company is completed. In reaching this conclusion, the Division specifically notes the amount of trading in the Company's common stock.

During the pendency of its liquidation proceedings under Chapter 11 of the Bankruptcy Code, the Company will file, under cover of Form 8-K:

- all financial reports that are required to be filed with the Bankruptcy Court within 15 days after such reports are required to be filed with the Bankruptcy Court;
- disclosure regarding:
  - material events relating to the liquidation;
  - the likelihood of any liquidation payments being made to security holders; and
  - the amounts of any liquidation payments and expenses.

At the time the liquidation of the Company is completed, the Company will file:

- a final report on Form 8-K;
- complete the steps necessary to terminate the existence of the Company; and
- file a Form 15 to terminate the Company's reporting obligations under the Exchange Act.

CRGH

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,



David C. Lee
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2003

Robert J. Tannous
Porter Wright Morris & Arthur LLP
41 South High Street
Columbus, Ohio 43215-6194

Re: Insilco Holding Company

Dear Mr. Tannous:

In regard to your letter of March 12, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

PORTER WRIGHT MORRIS & ARTHUR LLP

Attorneys & Counselors at Law

Robert J. Tannous
614-227-1953
rtannous@porterwright.com

41 South High Street
Columbus, Ohio 43215-6194

Facsimile: 614-227-2100
Toll Free: 800-533-2794

March 12, 2003

Via Overnight Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Request for Modification of Reporting Obligations Under the Securities Exchange Act of 1934 - Insilco Holding Co. (Commission File No. 0-24813)

Ladies and Gentlemen:

On behalf of our client, Insilco Holding Co., a Delaware corporation ("Holdings"), we hereby request, based on the facts and circumstances discussed below, that the Staff agree not to recommend enforcement action to the Securities and Exchange Commission (the "Commission"), if Holdings follows the modified reporting procedures set forth herein. Holdings' common stock, $.001 par value ("Common Stock") has been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, as such, Holdings currently is required to file periodic reports under Section 13(a) of Exchange Act.

Based on the Exchange Act Release 9660 (June 30, 1972) (the "Release"), Staff Legal Bulletin No. 2 (April 5, 1997) ("SLB 2") and prior no-action correspondence, in lieu of continuing to file quarterly and annual reports under the Exchange Act, Holdings proposes to file with the Commission, under cover of a Current Report on Form 8-K, copies of the periodic financial reports that are required to be filed with the United States Bankruptcy Court and the United States Trustee pursuant to Bankruptcy Rule 2015 and the United States Trustee's "Operating Guidelines and Financial Reporting Requirements," as well as other material information concerning developments in its bankruptcy proceedings. Holdings will continue to comply with all other requirements of the Exchange Act, including (but not limited to) Section 14A regarding the solicitation of proxies.

As requested by the Staff and for your convenience, this letter replaces in its entirety our letter dated December 20, 2002.

Background

On December 16, 2002 (the "Petition Date"), Holdings filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), Case No. 02-13761. Holding's subsidiary Insilco Technologies, Inc., fka Insilco Corporation, ("Insilco") (Case No. 02-13672), and seven of its subsidiaries, Insilco International Holding, Inc., a Delaware corporation ("International") (Case No. 02-13674), Precision Cable Mfg. Co. Inc., a Texas corporation ("PCM") (Case No. 02-13675), Stewart Stamping Corporation, a Delaware corporation ("Stamping") (Case No. 02-13678), InNet Technologies, Inc., a California corporation ("InNet") (Case No. 02-13673), Stewart Connector Systems, Inc., a Pennsylvania corporation ("Connector") (Case No. 02-13679), Eyelets For Industry, Inc., a Connecticut corporation ("EFI") (Case No. 02-13676) and its subsidiary EFI Metal Forming, a Connecticut corporation ("Metal Forming") (Case No. 02-13677), and Signal Transformer Co., Inc., a Delaware corporation ("Signal") (Case No. 02-13681) and its subsidiary Signal Caribe, Inc., a Delaware corporation ("Caribe") (Case No. 02-13680) also filed voluntary petitions for relief under the provision of Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. Holdings, Insilco and the foregoing companies are collectively referred to herein as the "Filing Companies." Pursuant to a Bankruptcy Court order dated December 17, 2002, all eleven cases are being jointly administered under Case No. 02-13672. On or about the Petition Date, the Filing Companies also petitioned for approval of the motion for Asset Purchase Agreements ("Purchase Agreements"), with each of Bel Fuse LTD ("Bel Fuse"), Amphenol Corporation ("Amphenol"), SRDF Acquisition Company, LLC ("SRDF") and LL&R Partnership ("LL&R"), to sell substantially all of the Filing Companies' assets, subject to the receipt of higher bids. In addition, the Filing Companies signed a contract to sell its Ireland-based custom assembly plant to the plant's general manager. The Filing Companies are managing their businesses as debtors-in-possession pursuant to the provisions of the Bankruptcy Code.

Holdings publicly announced the filing of these bankruptcy petitions and motion on the Purchase Agreements in a press release dated December 16, 2002. Holdings also publicly announced that the Bankruptcy Court granted the initial requests under the first day motions in a press release dated December 17, 2002. Holdings also filed a Current Report on Form 8-K on December 19, 2002, with the Purchase Agreement and the press release also filed as exhibits. The deadline for filing the Form 8-K with the Commission was December 30, 2002.

Prior to filing for bankruptcy, Holdings made efforts to inform the market of its deteriorating financial condition. This deterioration started in the fourth quarter of 2000, as the telecommunication markets began to experience a downturn due to a slowdown in the U.S. economy, reduced capital spending by well-capitalized telecom service providers, and excessive inventory levels throughout the telecommunications supply-chain. The following disclosure appeared in Holdings' Report on Form 10-K for the year ended December 31, 2000, which was filed on April 2, 2001:

"The magnitude and duration of these circumstances [noted above] could impact our principal sources of liquidity, which is from our operating activities and funding from our senior credit facilities. Which in turn could limit our ability to meet our future cash requirements for working capital, capital expenditures, interest, taxes and debt repayments and the execution of our acquisition strategies."

On June 30, 2001, Insilco was not in compliance with certain financial covenants under its credit agreement. In response to this situation, Insilco entered into negotiations with its lenders and Holdings' equity holders which resulted, on August 14, 2001, in waivers by Insilco's lenders of such defaults, an Amended Credit Agreement ("Amended Credit Agreement"), and the investment by certain of Holdings' equity holders of an additional $15.0 million in senior unsecured loans to Insilco under the Amended Credit Agreement. The following was disclosed in Holdings' Report on Form 10-Q for the period ended June 30, 2001, filed with the Commission on August 14, 2001:

"As a result of continued weak market conditions, we do not expect improved performance in the second half of 2001. We see no current signs of a rebound in the U.S. economy and we expect emerging telecom carriers to continue to experience difficulty in securing equipment financing. Therefore, we expect these carriers will continue to cancel or delay equipment orders, causing them to further delay spending with major telecommunication equipment OEM's which will extend the time required to deplete excessive inventory levels within the supply chain. We continue to believe our strategy and strong customer relationships will enable us to capitalize on market opportunities now and over the next two to three years. However, it is difficult to predict how long the sluggish demand in our end markets will last. Therefore, there can be no assurances that these activities are indications of a second-half sales increase or that the slow down in order activity will be short-term or that economic conditions will not deteriorate further. Thus, the magnitude and duration of these circumstances could impact our principal sources of liquidity, which include cash on-hand, cash from our operating activities and potential funding under the Amended Credit Agreement, which in turn could limit our ability to meet our future cash requirements for working capital, capital expenditures, interest, taxes and debt repayments and the execution of our acquisition strategies."

Market conditions and liquidity continued to deteriorate over the subsequent months and the following was disclosed in Holdings' Report on Form 10-Q for the period ended March 31, 2002, filed with the Commission on May 15, 2002:

"On February 15, 2002, Insilco Technologies, Inc. ("Insilco"), a direct subsidiary of Insilco Holding Co. (together with its subsidiaries, the "Company") failed to make a required interest payment on its 12% Senior Subordinated Notes Due 2007 (the "12% Notes"). The 30-day grace period for such payment expired on March 18, 2002, resulting in an event of default under the indenture governing the 12% Notes, as well as, a cross-default under Insilco's senior secured credit facility (the "Amended Credit Facility"). In addition, at March 31, 2002, Insilco failed to meet the EBITDA covenant under its Amended Credit Agreement and is now operating in default on its Amended Credit Agreement and its 12% Notes. As a result of these defaults, the debt under the Amended Credit Facility, the 12% Notes and the 14% Notes has been classified as current. The Company and the lenders under the Amended Credit Facility (the "Lenders") recently entered into a forbearance agreement ("Forbearance Agreement") to permit the Company time to evaluate strategic alternatives. Under the Forbearance Agreement, the Lenders agree that, absent a further default, they will not (a) accelerate the maturity of the debt under the Amended Credit Facility, (b) take enforcement action against any collateral, including effecting any rights of setoff, or (c) commence any legal action to enforce rights or remedies pursuant to the terms of the Amended Credit Agreement, for the period from May 3, 2002 until July 10, 2002 (the "Forbearance Period") at which time the Company expects to have completed an evaluation of its strategic alternatives. Thus, the Company is continuing its on-going discussions with its Lenders and an ad hoc committee of holders of the 12% Notes in an effort to reach an agreement on a consensual restructuring of its capital structure. However, as with any negotiation, there can be no assurance as to when and if such an agreement will be reached. If an agreement is not reached, it will impact the Company's principal resources of liquidity and its ability to meet future cash requirements. Pending these negotiations, the Company is considering alternatives that may include attempting to obtain commitments for additional new tranche loans or notes, asset sales, a sale of the Company or other remedies appropriate for the circumstances. The Company's recent losses and highly leveraged position raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern and the appropriateness of using the going concern basis are dependent upon, among other things, (i) the Company's ability to negotiate with its Lenders and an ad hoc committee of holders of the 12% Notes, (ii) the Company's ability to create and implement a strategic business plan, and (iii) the Company's ability to generate sufficient cash from operations to meet its obligations."

In addition, Holdings' Report on Form 10-Q for the period ended June 30, 2002, filed with the Commission on August 14, 2002, contained the following disclosure:

"This [Forbearance] agreement was subsequently amended to extend the Forbearance Period through September 20, 2002. During the Forbearance Period, we are considering such alternatives as a sale of all or some of the business, a Chapter 11 bankruptcy filing, or other remedies appropriate for the circumstances."

Finally, Holdings' most recent Report on Form 10-Q for the period ended September 30, 2002, filed with the Commission on November 14, 2002, disclosed the following:

"We are engaged in active discussions with potential purchasers of substantially all of the assets of our three business segments, which we anticipate will result, upon successful completion of such negotiations, in multiple sales of these business segments through Chapter 11 bankruptcy proceedings. Such sales are predicated on negotiating final terms and conditions of the transactions and completing definitive documentation for the transactions that is, in each case, satisfactory to the buyers, the Lenders and us."

In accordance with the Bankruptcy Code, Holdings is required to file monthly financial statements and operating reports with the Bankruptcy Court and the Office of the United States Trustee (the "Monthly Operating Reports"). Holdings has timely filed all reports required by the Exchange Act for the 12 months proceeding the Petition Date.

Capital Structure and Holders

Holdings had 1,480,849 shares of Common Stock outstanding at March 1, 2003, of which, 1,310,250, (88%) shares were held by related party institutional holders. Donaldson Lufkin & Jenrette Merchant Banking Partners, II. L.P. and its related investors and 399 Venture Partners, Inc. Currently there are four market makers in Holdings' Common Stock, which trades on the Over-The-Counter Bulletin Board. During the three-month period prior to the bankruptcy filing (September 15, 2002 to December 15, 2002), the total reported trading volume of the Common Stock was 5,400 shares, which occurred on two trading days. In fact, for the fourteen month period beginning January 1, 2002 and ending March 1, 2003, the total reported trading volume of Holdings' Common Stock was only 62,100 shares.

Applicable Law

In the past, the Commission or its staff has agreed to suspend or modify the Exchange Act reporting requirements of certain issuers that were the subject of a case pending under the Bankruptcy Code. In the Release and the SLB 2, the Commission states that it will accept reports differing in form and content from the quarterly and annual reports required under the Exchange Act where the issuer has ceased or severely curtailed its operations and such a modification of the issuer's reporting requirements is "not inconsistent with the protection of investors." Granting the relief requested herein would be consistent with the Commission's prior no-action correspondence, where as here, full compliance with the reporting requirements of the Exchange Act would pose an undue hardship, such compliance is not needed to protect and inform investors and the public, and the modified reporting procedures proposed are not inconsistent with the public interest. See e.g. Opticon Medical, Inc. (June 28, 2002); Roberds, Inc. (October 4, 2000); Brazos Sportswear, Inc. (November 22, 1999); Doctors Health Inc. (February 22, 1999); and Campo Electronics, Appliances and Computers, Inc. (November 2, 1998).

The Release also refers to Section 12(h) of the Exchange Act, which permits the Commission to exempt issuers in whole or in part from the reporting requirements of the Exchange Act "if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is consistent with the public interest or the protection of investors."

The Release also cites Exchange Act Rule 12b-21 as a potential basis for relief from the reporting requirements of the Exchange Act. This rule provides, in part, that "if any required information is unknown and not reasonably available to the registrant . . . because the obtaining thereof would involve unreasonable effort or expense . . . the information may be omitted . . . [and] such information on the subject as [the registrant] possesses or can acquire without unreasonable effort or expense, together with the sources thereof" may instead be provided. In the discussion of Rule 12b-21, the Release states that "in general, an unreasonable effort or expense would result if the benefits which might be derived by the shareholders of the issuer from the filing of the information are outweighed significantly by the cost to the issuer of obtaining the information."

For the reasons set forth below, Holdings believes that the benefits derived by its security holders from Holdings' full compliance with the reporting requirements of the Exchange Act would be significantly outweighed by the cost and administrative burden to Holdings of obtaining the information necessary to effect such compliance.

Discussion

A. Holdings Has Timely Complied with Its Exchange Act Reporting Obligations

Holdings is required to file quarterly and annual reports pursuant to Section 13(a) of the Exchange Act. Holdings was current in its Exchange Act Reports for the 12-month period prior to the Petition Date. From the Petition Date through the date of this request, Holdings remained current with its Exchange Act reporting obligations. Because of the change in Holdings' status as described above and other factors described below, the continued filing of periodic reports would not be helpful to investors and would pose an unreasonable burden and expense on Holdings.

The filings by Holdings required under the Exchange Act during the year prior to the Petition Date have been timely made and, as described above, contained detailed information regarding Holdings' financial condition and the operating and financial difficulties that led to the bankruptcy filing. In fact, Holdings made efforts to inform the market and its security holders of its declining financial condition starting with its Form 10-K for the year ended December 31, 2000, filed with the Commission on April 2, 2001. As general market conditions continued to worsen and Holdings' financial condition further deteriorated, Holdings disclosed as much in its Form 10-Q for the quarter ended June 30, 2001, filed with the Commission on August 14, 2001. Additionally, as stated above, Holdings' Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Commission on May 15, 2002, disclosed Holdings' "substantial doubt" about its ability to continue as a going concern. Also, in its Form 10-Q for the quarter ended June 30, 2002, filed on August 14, 2002, Holdings disclosed that it was considering several alternatives to address its financial condition, including (among others) a Chapter 11 bankruptcy filing. Finally, in its Form 10-Q for the quarter ended September 30, 2002, filed on November 14, 2002,

Holdings disclosed that it was engaged in active discussions with potential purchasers of substantially all of the assets of its three business segments, which it anticipated would result, upon successful completion of such negotiations, in multiple sales of the business segments through Chapter 11 bankruptcy proceedings.

B. Holdings Was Timely in Announcing Its Bankruptcy Filing and Has Advised the Market of Its Financial Condition

As noted above, Holdings announced its intention to seek bankruptcy protection immediately after filing the bankruptcy petition on December 16, 2002. In addition, since the Petition Date, Holdings has continued to inform the market and the investing public of material developments by means of various press releases, including the following press release dated December 17, 2002, which Holdings filed as an exhibit to its Current Report on Form 8-K on December 19, 2002. We have attached a copy of this press release to this request. Holdings will continue to file all future press releases under cover of a Current Report on Form 8-K.

C. Holdings is Unable to Continue Traditional Exchange Act Reporting Without Unreasonable Effort and Expense; Modified Reporting will be Adequate to Protect Investors

Holdings is in the process of seeking Bankruptcy Court approval of a motion to sell substantially all its assets, subject to the bidding process. Holdings, together with its outside advisors, will be working to administer the case and complete the sale process. It is important to note that Holdings' bankruptcy proceeding under Chapter 11 of the Bankruptcy Code is not the typical Chapter 11 reorganization that would result in the emergence of a reorganized, ongoing operating entity. Rather, Holdings is essentially a "liquidating Chapter 11 debtor." Pending the completion of the sales and the liquidation of any remaining assets, the Bankruptcy Court will retain and exercise the authority to approve or disapprove any actions of Holdings. Moreover, Holdings believes that, given the limited volume of trading, and since it does not expect to engage in any significant operations (other than activities consistent with the winding up of its affairs) the filing of periodic reports under the Exchange Act will not serve disclosure and investor protection purposes and stockholders would likely find such reports of little or no value.

Holdings relies on a limited corporate staff of three professionals for all its financial reporting. Thus, Holdings believes that continued full compliance with the Exchange Act reporting requirements, combined with the additional reporting resulting from the bankruptcy filing, would pose an undue hardship on its limited staff. As a result of the bankruptcy filing, this staff will be principally engaged in dealing with bankruptcy-related matters including: administering the Chapter 11 case, preparing detailed budgets, formulating and preparing disclosure materials relating to the Chapter 11 case, analyzing accounts payable and accounts receivable, assembling data for the schedules of assets and liabilities and statements of financial affairs to be filed with the Bankruptcy Court and preparing the Monthly Operating Reports for the Bankruptcy Court and the United States Trustee. After the asset sales are completed (estimated closing dates are mid to late in the first quarter) and following a brief wind-down period, Holdings' corporate office, which houses the financial reporting staff, will be shut down.

Holdings also believes that the information that will be contained in the Monthly Operating Reports filed with the Bankruptcy Court and the United States Trustee, and other material information concerning developments in its bankruptcy proceedings, which Holdings will file under cover of a Current Report on Form 8-K, will be sufficient for the protection of investors. Holdings believes that its security holders will obtain no additional significant benefits from its continued full compliance with the Exchange Act reporting requirements. As noted earlier, Holdings' Common Stock is held primarily by large sophisticated institutional investors who have been kept informed of material developments of Holdings' financial condition and otherwise through timely filings of press releases and Exchange Act reports. Moreover, these securities are rarely traded. Thus, Holdings believes that the Monthly Operating Reports, if filed with the Commission as proposed, would provide the relevant information to these security holders regarding its prospects and the status of the bankruptcy proceedings. As a result of the bankruptcy proceedings, Holdings does not expect any funds to be available for distribution to its stockholders.

For all of the reasons above, Holdings' management believes the costs, both monetary and administrative, of fully complying with the Exchange Act reporting requirements pose an undue hardship given the present situation and future outlook.

Request for Relief

Based on the foregoing and prior no-action correspondence filed with the Commission under similar circumstances, Holdings undertakes to file with the Commission copies of all of the financial reports that are required to be filed with the Bankruptcy Court and the United States Trustee under the cover of a Current Report on Form 8-K within 15 days after such reports are so filed, and to report all other material developments in the bankruptcy proceedings under Item 5 of the instructions to Form 8-K. Specifically, and as noted above, Holdings undertakes to continue to file all future press releases as an exhibit to Form 8-K. Finally, Holdings will file a final Form 8-K upon the completion of the process of liquidation. Holdings will continue to otherwise comply with all other applicable requirements of the Exchange Act.

Holdings believes that the proposed modified reporting procedure will best serve the interests of all of its security holders. Accordingly, we respectfully request that the Staff provide us with written assurance that it will not recommend any enforcement action to the Commission against Holdings if the modified reporting procedures set forth above are implemented.

If you have any questions with respect to this request or require any additional information, please do not hesitate to call the undersigned at (614) 227-1953. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided.

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven additional copies of this letter. We would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,



Robert J. Tannous

cc. Michael R. Elia